Exhibit 99.1

FOR IMMEDIATE RELEASE

ALAMOS GOLD INC. 130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Reports a 31% Increase in Total Measured and Indicated Mineral Resources and a 16% Increase in High Grade Underground Mineral Reserves

Toronto, Ontario (March 31, 2014) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its updated mineral reserves and resources as of December 31, 2013. For a detailed summary of mineral reserves and resources by project, refer to the table below.

Highlights

•	Proven and Probable mineral reserves at Mulatos of 2.03 million ounces of gold, which at current throughput rates, implies a remaining reserve life of approximately eight years.

•	Mineral reserve grade increased 8% to 1.15 grams per tonne of gold (“g/t Au”), while ounces decreased 14%, reflecting depletion and the use of lower gold price assumption, resulting in a smaller but higher quality mineral reserve at Mulatos.

•	Increased the grade of the underground mineral reserves (at San Carlos and Escondida Deep) by 41% to 7.1 g/t Au. Total high grade underground mineral reserve ounces increased 16%.

•	Increased Measured and Indicated mineral resources by 31% to 6.67 million ounces of gold at various cut-off grades, marking a 24% increase on a per share basis reflecting the acquisition of the Esperanza Gold Project.

•	In Turkey, increased Measured and Indicated mineral resources by 20% to 2.92 million ounces and improved the grade by 8% driven by the conversion of 80% of the inferred mineral resource at Çamyurt.

•	Increased Inferred mineral resources by 142% to 3.68 million ounces of gold at various cut-off grades, representing a 129% increase on a per share basis reflecting the acquisitions of the Esperanza Gold Project and Quartz Mountain Property.

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TOTAL MINERAL RESERVES AND RESOURCES
	2013[1]			2012[2]			% Change
PROJECT	Tonnes (000)	Grade (g/t Au)	Contained Ounces	Tonnes (000)	Grade (g/t Au)	Contained Ounces	Tonnes	Grade	Contained Ounces
PROVEN AND PROBABLE MINERAL RESERVES
Mulatos Mine	45,053	0.93	1,345,222	59,683	0.90	1,728,059	-25%	3%	-22%
UG Reserve	961	7.10	219,285	1,169	5.04	189,663	-18%	41%	16%
Existing stockpiles	4,508	1.68	243,640	3,721	1.90	227,364	21%	-12%	7%
La Yaqui	1,574	1.58	79,826	1,574	1.58	79,826	0%	0%	0%
Cerro Pelon	2,673	1.64	140,525	2,673	1.64	140,525	0%	0%	0%
TOTAL	54,769	1.15	2,028,498	68,820	1.07	2,365,437	-20%	8%	-14%

MEASURED AND INDICATED MINERAL RESOURCES (exclusive of mineral reserves)
Mulatos – OP & UG	73,761	1.06	2,515,192	81,783	1.01	2,643,276	-10%	5%	-5%
Turkey	139,851	0.65	2,920,258	126,274	0.60	2,437,889	11%	8%	20%
Esperanza	46,677	0.82	1,237,000	—	—	—	—	—	—
TOTAL	260,289	0.80	6,672,450	208,057	0.76	5,081,165	25%	5%	31%

INFERRED MINERAL RESOURCES
Mulatos – OP & UG	10,689	0.93	320,958	17,531	0.89	501,548	-39%	5%	-36%
Turkey	23,867	0.52	398,053	50,199	0.63	1,017,392	-52%	-18%	-61%
Esperanza	3,974	0.85	109,000	—	—	—	—	—	—
Quartz Mountain	110,448	0.80	2,848,000	—	—	—	—	—	—
TOTAL	148,978	0.77	3,676,011	67,730	0.70	1,518,940	120%	10%	142%

[1]	For a detailed summary of mineral reserves and resources by project, refer to tables 1-17
[2]	For a detailed summary of the 2012 mineral reserves and resources, see press release dated April 1, 2013

Mineral Reserves

Proven and Probable mineral reserves at Mulatos decreased 14% to 2.03 million ounces at December 31, 2013 reflecting the use of a more conservative gold price assumption of $1,250 per ounce in estimating the 2013 mineral reserves, compared to $1,400 in 2012, depletion and higher operating cost assumptions. Although ounces decreased, grades increased 8% to 1.15 g/t Au, consistent with a smaller but higher quality mineral reserve. The improvement in grade was driven by a 43% increase in the underground grade at San Carlos. A detailed summary of Proven and Probable mineral reserves for the Mulatos Mine as of December 31, 2013 is presented in Table 1 at the end of this press release.

Open Pit Mineral Reserves

The grade of the Mulatos Mine open pit, which is the source of the heap leach production, increased 3% to 0.93 g/t Au. Adjusting to remove the Escondida High Grade Zone open pit ore from the 2012 reserve, which is now virtually depleted, the 2013 Mulatos Mine open pit grade of 0.93 g/t Au represents a 7% increase compared to 2012, and a 9% increase relative

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to the Company’s budgeted heap leach grade of 0.85 g/t Au in 2014. The mineral reserve estimates for the Cerro Pelon and La Yaqui satellite deposits are unchanged from prior years and remain based on an $800 per ounce gold price. The higher grade nature of these two deposits of 1.6 g/t Au highlights the potential for low cost production growth from these projects starting in 2016.

Underground Mineral Reserves

A successful exploration program at San Carlos resulted in an 18% or 32,000 ounce increase in high grade underground Proven and Probable mineral reserves to now total 209,500 ounces and a 43% increase in grade. San Carlos represents the primary source of high grade mill feed for the next four years, based on current throughput rates. The mineral reserve grade of 7.02 g/t Au represents a significant improvement from the previous mineral reserve grade of 4.92 g/t Au and the 5.3 g/t Au budgeted for high grade mill feed in 2014. In addition to the positive mineral reserve growth at San Carlos, Measured and Indicated mineral resources nearly doubled to 123,800 ounces, with the grade increasing to 6.16 g/t Au. The Company expects that with additional drilling, there is an opportunity to upgrade these mineral resources to mineral reserves.

The success at San Carlos was the product of an aggressive exploration program in 2013 following up on high-grade mineralization along trend of the Northeast Extension. This area remains open for further delineation at depth and along strike, with ongoing drilling focused on adding new mineral resources and the conversion of existing mineral resources to mineral reserves. Including underground definition drilling, the Company has budgeted $13.3 million for exploration at Mulatos in 2014 with a significant portion being allocated to San Carlos.

Based on the 2014 budgeted average throughput rate at the Mulatos Mine of 17,000 tonnes per day (“tpd”) and a projected 700 tpd rate for the high grade mill, the remaining mineral reserve life of the Mulatos Mine is approximately eight years as of December 31, 2013. The life-of-mine waste-to-ore ratios as of December 31, 2013 for the Mulatos Mine and nearby satellite deposits are summarized in Table 2 at the end of this press release.

Mineral Resources

Globally, the Company’s Measured and Indicated mineral resources, which are reported exclusive of mineral reserves, are 6.67 million ounces at various cut-off grades, as of December 31, 2013. This represents a 31% increase in ounces and 24% increase in ounces per share from 2012, reflecting the acquisition of Esperanza in 2013.

Inferred mineral resources as of December 31, 2013 of 3.68 million ounces increased 142% relative to 2012 and 129% on a per share basis reflecting the accretive acquisitions of Esperanza and Orsa Ventures. In 2013, the Company applied a $1,400 per ounce gold price assumption for Mulatos and the Company’s Turkish projects, which reflected a decrease from $1,500 in 2012. Detailed summaries of the Company’s Global Measured and Indicated, and Inferred mineral resources as of December 31, 2013 are presented in Tables 3 and 4, respectively, at the end of this press release.

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Mulatos Mine (Mexico)

Measured and Indicated mineral resources at the Mulatos Mine and its satellite deposits decreased 5% to 2.52 million ounces while, consistent with mineral reserves, grades increased 5% compared to the prior year. Inferred mineral resources decreased to 321,000 ounces, as of December 31, 2013, while grades increased 5%. The mineral resources are reported at a 0.5 g/t Au cut-off at Mulatos, at a 2.5 g/t Au cut-off for underground resources, and at a 0.3 g/t Au cut-off at the El Realito and Carricito areas. The change in Measured, Indicated, and Inferred mineral resources is primarily attributable to the conversion of mineral resources into Proven and Probable mineral reserves in addition to the use of a more conservative gold price assumption. Partially offsetting the decrease in Measured and Indicated mineral resources at Mulatos was the delineation of new resources through infill drilling and extension drilling at San Carlos, with a 96% increase in the underground resource to 123,800 ounces and a 35% increase in grade to 6.16 g/t (refer to Tables 7 and 8).

Detailed summaries of Measured and Indicated mineral resources and Inferred mineral resources for Mulatos are presented in Tables 5 and 6, respectively, at the end of this press release.

Aği Daği, Kirazli, and Çamyurt (Turkey)

Measured and Indicated mineral resources at Aği Daği, Kirazli and Çamyurt, which are reported at a 0.2 g/t Au cut-off, increased nearly 0.5 million ounces of gold, or 20%, to 2.92 million ounces of gold and 24.1 million ounces of silver, as compared to the mineral resources reported as at December 31, 2012. The key contributor to this increase was the successful upgrading of 0.51 million ounces of Inferred mineral resources at the Çamyurt deposit into the Measured and Indicated categories while also improving the combined grade by nearly 8%. Given its proximity to Aği Daği, this conversion of ounces is expected to enhance the economics of Aği Daği as outlined in the 2012 pre-feasibility study. Since acquiring the projects in 2010, the Company has grown the Measured and Indicated mineral resource by 126%.

Inferred mineral resources at Aği Daği, Kirazli and Çamyurt decreased to 0.40 million ounces at year-end 2013, primarily reflecting the upgrade of the Inferred mineral resource at Çamyurt.

Detailed summaries of the Measured and Indicated, and Inferred mineral resources for Aği Daği are presented in Tables 9 and 10. The Measured and Indicated, and Inferred mineral resources for Kirazli are presented in Tables 11 and 12. Measured and Indicated, and Inferred mineral resources for Çamyurt are presented in Tables 13 and 14.

Esperanza Gold Project (Mexico)

Measured and Indicated mineral resources at the Esperanza Gold Project, which are reported at a 0.4 g/t Au cut-off grade total 1.24 million ounces of gold and 10.6 million ounces of silver as at March 1, 2014. Upon completion of the acquisition of Esperanza in August 2013, the Company undertook a complete remodeling of the deposit and adopted a more conservative approach to the mineral resource estimation resulting in a decline relative to the 2012 mineral resource estimate. Inferred mineral resources at the Esperanza Gold project contained 0.11 million ounces of gold and 1.12 million ounces of silver as at March 1, 2014.

Detailed summaries of the Measured and Indicated, and Inferred mineral resources for Esperanza Gold project are presented in Tables 15 and 16, respectively, at the end of this press release.

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Quartz Mountain Property (USA)

Inferred mineral resources at the Quartz Mountain Property, which are reported at a 0.21 g/t Au cut-off for oxide and 0.58 g/t Au for sulphide, contained 2.85 million ounces at year-end 2013. This includes oxide mineral resources of 1.30 million ounces and sulphide mineral resources of 1.55 million ounces. Quartz Mountain was acquired as part of the acquisition of Orsa Ventures Corp. completed in September 2013.

A detailed summary of the Inferred mineral resources for Quartz Mountain are presented in Table 17.

Qualified Persons

The independent Qualified Person for the National Instrument 43-101 compliant mineral reserve estimate is Herb Welhener, SME-QP, Vice President of Independent Mining Consultants Inc. of Tucson, Arizona, working in conjunction with the Company’s exploration and operations staff. Marc Jutras, P. Eng., M.A.Sc., Director of Mineral Resources for Alamos, prepared the mineral resource estimation for the Mulatos Mine (updates of the San Carlos, Estrella, East Estrella, Mina Vieja, and Escondida areas), the Aği Daği and Kirazli projects. Kristen Simpson, Chief Resource Geologist for Alamos, prepared the mineral resource estimation of the Puerto del Aire, El Realito, and Camyurt deposits. Mark Odell, P.E., Principal, Practical Mining LLC, was responsible for the presentation of the underground reserves in the Escondida-Gap and San Carlos areas. The mineral resource for the Esperanza Gold project was prepared by independent Qualified Person, Mr. Garth Kirkham, P.Geo., Kirkham Geosystems Ltd. of Burnaby, British Columbia. The mineral resource for the Quartz Mountain project was prepared by independent Qualified Person, Michael Lechner, P. Geo., of Resource Modeling Inc. All are recognized as Qualified Persons according to the requirements of National Instrument 43-101.

Exploration programs for the Company are directed by Jason Dunning, B.Sc., M.Sc., P.Geo., Alamos’ Vice President of Exploration, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Field programs in Mexico are supervised by Ken Balleweg, B.Sc., M.Sc., P.Geo., Alamos’ Exploration Manager – Mexico. Field programs in Turkey are supervised by Mehtap Ozcan, Alamos’ Exploration Manager – Turkey. Field programs in the USA are supervised by Bruno Barde, M.Sc., P.Geo., Alamos’ Regional Chief Geologist – USA. Messieurs Balleweg and Barde are both recognized as Qualified Persons according to the requirements of National Instrument 43-101.

Drilling, sampling, QA/QC protocols and analytical methods for individual resource areas are as outlined in the respective press releases for these areas, in the Mulatos December 2012 technical report, and the July 2012 Aği Daği and Kirazli technical report, which are available at www.sedar.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 550 people and is committed to the highest standards of sustainable development. Alamos has approximately $410 million in cash and

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cash equivalents, is debt-free, and unhedged to the price of gold. As of March 28, 2014, Alamos had 127,357,488 common shares outstanding (139,229,554 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

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Table 1: Proven and Probable Mineral Reserves at Mulatos Project Area

as of December 31, 2013

PROVEN AND PROBABLE RESERVES 1,2,3,4,5,6,7,8,9

as at December 31, 2013

	Proven [2]			Probable [2]			Proven + Probable [2]
RESERVE AREA	Tonnes (000)	Grade (g/t Au)	Contained Ounces	Tonnes (000)	Grade (g/t Au)	Contained Ounces	Tonnes (000)	Grade (g/t Au)	Contained Ounces
Mulatos Mine [3,4,5]	6,700	1.10	235,940	38,353	0.90	1,109,282	45,053	0.93	1,345,222
UG Reserve[6,7]	201	7.84	50,639	760	6.90	168,646	961	7.10	219,285
Existing stockpiles	4,508	1.68	243,640				4,508	1.68	243,640
La Yaqui [8]				1,574	1.58	79,826	1,574	1.58	79,826
Cerro Pelon [9]				2,673	1.64	140,525	2,673	1.64	140,525
TOTAL	11,409	1.45	530,219	43,360	1.08	1,498,279	54,769	1.15	2,028,498

Notes for Table 1:

(1)	The Company’s mineral reserves as at December 31, 2013 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 requirements.
(2)	Tonnes are rounded to the closest “000s” and grades are rounded to the closest “0.00“s.
(3)	The mineral reserve estimate for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(4)	Mineral reserve cut-off grade for the Mulatos Mine is determined as a net of process value of $0.10 per tonne for each model block. The determination was based on a $1,250 per ounce gold price, a December 31, 2013 resource and recovery model, and the 2013 budget costs based on the actual cost figures from current mining operations.
(5)	Pit-contained mineral reserves for San Carlos include 2,009,000 tonnes grading 0.77 g/t Au for 49,460 ounces.
(6)	Underground reserves are design-contained and reported at a 2.5 g/t Au cut-off grade, with a 5% mining loss and 10% dilution.
(7)	Underground reserves include 32,000 tonnes at Escondida Deep, grading 9.48 g/t Au for 9,758 ounces, and 929,000 tonnes at San Carlos grading 7.02 g/t Au for 209,527 ounces.
(8)	Mineral reserve gold cut-off grade for the La Yaqui Pit is a 0.30 g/t gold. The determination was based on an $800 per ounce gold price, a May 2009 resource model, gold recovery at the mining operations, and the 2010 budget costs based on the actual cost figures from mining operations.
(9)	Mineral reserve gold cut-off grade for the Cerro Pelon Pit is determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on an $800 per ounce gold price, a November 2009 resource model, gold recovery at the mining operations, and the 2010 budget costs based on the actual cost figures from mining operations.

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Table 2: Mulatos Project Area Life-of-Mine Waste-to-Ore Ratios

as of December 31, 2013

Mulatos Project Area Life-of-Mine Waste-to-Ore Ratios

as of December 31, 20131

Project	Waste-to-Ore Ratio
Mulatos Mine	1.04
Cerro Pelon Pit	2.13
La Yaqui Pit	0.16
San Carlos Pit	1.72

Notes for Table 2:

(1)	The life-of-mine waste-to-ore ratio for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, and El Victor areas. San Carlos open pit waste-to-ore ratio is presented separately.

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Table 3: Total Measured and Indicated Mineral Resources as of December 31, 2013

Total Measured & Indicated Mineral Resources 1,2,3,4,5,6,7,8,9

as at December 31, 2013

	Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
Mexico
Mulatos	0.5	70,200	1.02		2,302,044
San Carlos UG	2.5	625	6.16		123,808
El Realito	0.3	1,581	1.06		53,653
Carricito	0.3	1,355	0.82		35,687
Esperanza	0.4	46,677	0.82	7.10	1,237,000	10,644,000
Total		120,438	0.97		3,752,192
Turkey
Ağı Dağı	0.2	88,204	0.58	4.00	1,638,911	11,356,774
Kirazli	0.2	33,917	0.71	8.50	772,470	9,266,615
Çamyurt	0.2	17,730	0.89	6.14	508,877	3,498,222
Total		139,851	0.65	5.36	2,920,258	24,121,611
USA
Quartz Mtn.
Total
Combined Total					6,672,450	34,765,611

Table 4: Total Inferred Mineral Resources as of December 31, 2013

Total Inferred Mineral Resources 1,3,4,5,6,7,8,9

as at December 31, 2013

	Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
Mexico
Mulatos	0.5	9,690	0.95		295,803
San Carlos UG	2.5	8	5.79		1,488
El Realito	0.3	91	0.73		2,139
Carricito	0.3	900	0.74		21,528
Esperanza	0.4	3,974	0.85	8.80	109,000	1,122,000
Total		14,663	0.91		429,958
Turkey
Ağı Dağı	0.2	15,204	0.41	2.71	202,266	1,322,910
Kirazli	0.2	5,872	0.59	8.78	110,865	1,657,310
Çamyurt	0.2	2,791	0.95	5.80	84,922	520,151
Total		23,867	0.52	4.56	398,053	3,500,371
USA
Quartz Mtn.	0.21 oxide 0.58 sulphide	110,448	0.80		2,848,000
Total		110,448	0.80		2,848,000
Combined Total					3,676,011	4,622,371

Notes for Tables 3 & 4:

(1)	The updated mineral resource estimate at Mulatos incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.

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(2)	In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(3)	Measured and indicated and inferred mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade.
(4)	Measured and indicated and inferred resources at Carricito and El Realito are pit-constrained, applying a $1,400/oz gold price, 55° pit slopes, and a $2.52/t mining cost, $9.11/t process + G&A cost.
(5)	Measured and indicated and inferred resources for the Ağı Dağı project, which includes the Baba, Ayitepe, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$24.00 per ounce silver price, a December 31, 2013 resource model, pit slope angles ranging from 40° to 48°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(6)	Measured and indicated, and inferred resources for the Kirazli project, including Rockpile, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$24.00 per ounce silver price, a December 31, 2013 resource model, pit slope angles ranging from 38° to 48°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(7)	Measured and indicated and inferred resources for the Çamyurt project are pit-constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a $1,400 per ounce gold price and a $24/oz silver price, a December 31, 2013 resource model, average pit slope angle of 45°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(8)	The effective date of the Esperanza mineral resource is March 1, 2014, as stated in the NI 43-101 technical report titled “Mineral Resource Estimation of the Esperanza Gold Project, Morelos State, Mexico, dated March 1, 2014.
(9)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

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Table 5: Measured and Indicated Mineral Resources as of December 31, 2013

– Mulatos Project Area

Mulatos Mine – Measured and Indicated Mineral Resources 1,2,3,6

as at December 31, 2013

	Measured			Indicated			Measured + Indicated
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.0	673	4.17	90,145	3,903	3.45	432,576	4,576	3.55	522,721
1.5	1,154	3.15	116,691	7,883	2.58	652,671	9,037	2.65	769,362
1.0	2,438	2.13	166,532	17,843	1.81	1,038,029	20,281	1.85	1,204,561
0.7	4,491	1.53	221,105	35,878	1.31	1,516,178	40,369	1.34	1,737,283
0.5	7,289	1.17	274,227	62,911	1.00	2,027,817	70,200	1.02	2,302,044
0.3	12,407	0.85	338,752	120,706	0.71	2,752,819	133,113	0.72	3,091,571

Table 6: Inferred Mineral Resources as of December 31, 2013 – Mulatos Project Area

Mulatos Mine – Inferred Mineral Resources 1, 2, 3, 6

as at December 31, 2013

Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.00	527	3.44	58,204
1.50	1,162	2.51	93,575
1.00	2,320	1.86	138,741
0.70	4,689	1.34	201,429
0.50	9,690	0.95	295,803
0.30	19,380	0.67	418,171

Notes for Tables 5 & 6:

(1)	The updated mineral resource estimate incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2)	In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(3)	Measured and indicated and inferred mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade.
(4)	Underground resources are presented at a 2.5 g/t Au cut-off grade for the San Carlos area.
(5)	Measured and indicated and inferred resources at Carricito and El Realito are pit-constrained, applying a $1,400/oz gold price, 55° pit slopes, and a $2.52/t mining cost, $9.11/t process + G&A cost.
(6)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

12	ALAMOS GOLD INC

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Table 7: Measured and Indicated Mineral Resources as of December 31, 2013

– San Carlos Underground

San Carlos Underground - Measured and Indicated Resources 4, 6

as at December 31, 2013

	Measured			Indicated			Measured + Indicated
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
3.0	79	7.41	18,828	385	7.34	90,861	464	7.35	109,689
2.5	97	6.54	20,388	528	6.09	103,420	625	6.16	123,808
2.0	127	5.54	22,629	717	5.07	116,781	844	5.14	139,410

Table 8: Inferred Mineral Resources as of December 31, 2013

– San Carlos Underground

San Carlos Underground – Inferred Mineral Resources 4, 6

as at December 31, 2013

Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
3.0	7	6.39	1,439
2.5	8	5.79	1,488
2.0	11	5.01	1,771

Notes for Tables 7 & 8:

(1)	The updated mineral resource estimate incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2)	In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(3)	Measured and indicated and inferred mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade.
(4)	Underground resources are presented at a 2.5 g/t Au cut-off grade for the San Carlos area.
(5)	Measured and indicated and inferred resources at Carricito and El Realito are pit-constrained, applying a $1,400/oz gold price, 55° pit slopes, and a $2.52/t mining cost, $9.11/t process + G&A cost.
(6)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

13	ALAMOS GOLD INC

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Table 9: Measured and Indicated Mineral Resources as of December 31, 2013

– Ağı Dağı Project

Ağı Dağı Project – Measured & Indicated Mineral Resources [1,4] as at December 31, 2013

Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	7,994	2.13	15.16	547,237	3,896,706
0.80	12,562	1.68	11.19	677,247	4,520,503
0.60	22,283	1.25	7.81	892,070	5,597,389
0.40	43,436	0.87	5.57	1,221,062	7,779,479
0.20	88,204	0.58	4.00	1,638,911	11,356,774
0.10	126,012	0.45	3.30	1,810,006	13,377,264

Table 10: Inferred Mineral Resources as of December 31, 2013 – Ağı Dağı Project

Ağı Dağı Project – Inferred Mineral Resources [1,4] as at December 31, 2013

Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	356	1.45	6.45	16,570	73,777
0.80	881	1.12	4.87	31,590	137,988
0.60	2,085	0.87	3.83	58,028	256,452
0.40	5,854	0.62	3.39	116,819	638,313
0.20	15,204	0.41	2.71	202,266	1,322,910
0.10	22,827	0.33	2.25	239,645	1,650,211

Notes for Tables 9 & 10:

(1)	Measured and indicated and inferred resources for the Ağı Dağı project, which includes the Baba, Ayitepe, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$24.00 per ounce silver price, a December 31, 2013 resource model, pit slope angles ranging from 40° to 48°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(2)	Measured and indicated, and inferred resources for the Kirazli project, including Rockpile, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$24.00 per ounce silver price, a December 31, 2013 resource model, pit slope angles ranging from 38° to 48°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(3)	Measured and indicated and inferred resources for the Çamyurt project are pit-constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a $1,400 per ounce gold price and a $24/oz silver price, a December 31, 2013 resource model, average pit slope angle of 45°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade
(4)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

14	ALAMOS GOLD INC

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Table 11: Measured and Indicated Mineral Resources as of December 31, 2013

– Kirazlı Project

Kirazlı Project – Measured & Indicated Mineral Resources [2,4] as at December 31, 2013

Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	5,249	2.30	19.45	387,598	3,283,214
0.80	6,303	2.06	17.35	417,359	3,515,315
0.60	9,313	1.61	15.10	483,398	4,522,102
0.40	18,267	1.06	10.85	623,839	6,372,454
0.20	33,917	0.71	8.50	772,470	9,266,615
0.10	42,114	0.60	8.34	808,439	11,287,389

Table 12: Inferred Mineral Resources as of December 31, 2013 – Kirazlı Project

Kirazlı Project – Inferred Mineral Resources [2,4] as at December 31, 2013

Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	684	1.56	16.45	34,222	361,734
0.80	1,059	1.32	13.23	44,830	450,445
0.60	1,991	1.02	11.80	65,146	755,098
0.40	3,344	0.80	10.51	86,318	1,129,607
0.20	5,872	0.59	8.78	110,865	1,657,310
0.10	7,533	0.49	9.00	118,580	2,178,728

Notes for Tables 11 & 12:

(1)	Measured and indicated and inferred resources for the Ağı Dağı project, which includes the Baba, Ayitepe, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$24.00 per ounce silver price, a December 31, 2013 resource model, pit slope angles ranging from 40° to 48°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(2)	Measured and indicated, and inferred resources for the Kirazli project, including Rockpile, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$24.00 per ounce silver price, a December 31, 2013 resource model, pit slope angles ranging from 38° to 48°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(3)	Measured and indicated and inferred resources for the Çamyurt project are pit-constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a $1,400 per ounce gold price and a $24/oz silver price, a December 31, 2013 resource model, average pit slope angle of 45°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade
(4)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

15	ALAMOS GOLD INC

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Table 13: Measured and Indicated Mineral Resources as of December 31, 2013

– Çamyurt Project

Çamyurt Project – Measured & Indicated Mineral Resources [2,4] as at December 31, 2013

Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	5,652	1.58	9.44	287,277	1,715,773
0.80	7,957	1.38	8.60	353,689	2,200,902
0.60	11,033	1.19	7.76	422,687	2,752,939
0.40	14,442	1.03	6.92	477,533	3,211,555
0.20	17,730	0.89	6.14	508,877	3,498,222
0.10	19,441	0.83	5.74	517,025	3,586,157

Table 14: Inferred Mineral Resources as of December 31, 2013 – Çamyurt Project

Çamyurt Project – Inferred Mineral Resources [3,4] as at December 31, 2013

Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	973	1.70	9.69	53,158	303,193
0.80	1,314	1.49	9.01	63,025	380,686
0.60	1,672	1.32	8.01	71,008	430,585
0.40	2,137	1.14	7.03	78,314	483,079
0.20	2,791	0.95	5.80	84,922	520,151
0.10	3,330	0.82	5.04	87,538	539,329

Notes for Tables 13 & 14:

(1)	Measured and indicated and inferred resources for the Ağı Dağı project, which includes the Baba, Ayitepe, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$24.00 per ounce silver price, a December 31, 2013 resource model, pit slope angles ranging from 40° to 48°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(2)	Measured and indicated, and inferred resources for the Kirazli project, including Rockpile, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$24.00 per ounce silver price, a December 31, 2013 resource model, pit slope angles ranging from 38° to 48°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(3)	Measured and indicated and inferred resources for the Çamyurt project are pit-constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a $1,400 per ounce gold price and a $24/oz silver price, a December 31, 2013 resource model, average pit slope angle of 45°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade
(4)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

16	ALAMOS GOLD INC

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Table 15: Measured and Indicated Mineral Resources as of March 1, 2014

– Esperanza Gold Project

Esperanza Project – Measured & Indicated Mineral Resources [1,2,3] as at March 1, 2014
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
0.4	46,677	0.82	7.10	1,237,000	10,644,000

Table 16: Inferred Mineral Resources as of March 1, 2014

– Esperanza Gold Project

Esperanza Project – Inferred Mineral Resources [1,2,3] as at March 1, 2014
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
0.4	3,974	0.85	8.80	109,000	1,122,000

Notes for Tables 15 & 16:

(1)	Measured and indicated and inferred resources for the Esperanza, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,600 per ounce gold price and a US$24.00 per ounce silver price, a March 1, 2014 resource model, average pit slope angle of 45°, and estimated costs of $2.60/t mining, $4.20/t process, $0.64/t G&A, and recoveries of 65% for gold and 25% for silver. The resources were then tabulated by gold cut-off grade.
(2)	The effective date of the Esperanza mineral resource is March 1, 2014, as stated in the NI 43-101 technical report titled “Mineral Resource Estimation of the Esperanza Gold Project, Morelos State, Mexico, dated March 1, 2014.
(3)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

17	ALAMOS GOLD INC

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Table 17: Inferred Mineral Resources as of December 31, 2013

– Quartz Mountain Project

Quartz Mountain Project – Inferred Mineral Resources [1,2] as at December 31, 2013
	Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
oxide	0.21	64,148	0.63	1,297,000
sulphide	0.58	46,300	1.04	1,551,000
total	—	110,448	0.80	2,848,000

Notes for Table 17:

(1)	Inferred resources for the Quartz Mountain project are pit-constrained, using a $1,500 per ounce gold price and a $30 per ounce silver price, an average pit slope angle of 45°, estimated costs of $2.50/t mining, $3.00/t processing in oxide and $17,50/t processing in sulphide, and oxide recoveries of 65% for gold and 10% for silver, and sulphide recoveries of 80% for gold and 30% for silver
(2)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

18	ALAMOS GOLD INC